

Mail Stop 3720

December 1, 2015

Aaron Solomon
Chief Financial Officer
IDI, Inc.
2650 North Military Trail, Suite 300
Boca Raton, Florida 33431

      Re: IDI, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed April 15, 2015
             File No. 333-158336

Dear Mr. Solomon:

We have reviewed your filing and have the following comment. Please comply with the comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Information about Interactive Data, page 10

1.   In future filings, please revise to clarify the nature of the specific products and services you offer. Also discuss the types of products and services you intend to offer in the future. Distinguish clearly between your current and future products and discuss their expected timing. We note your statement on page 10 that you intend to "expand into the Big Data industry" and on page 11 that you intend to develop "technologically advanced products."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have any questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications